Exhibit 99.2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “should,” “could,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our ability to continue leadership and expand focus into more growth markets, our ability to sustain growth, our ability to focus on growth and profitability, our ability to maintain leadership position and ongoing growth, our future gross profit, our expectation that gross profit as a percentage of net sales will fluctuate, our expectation that research and development expenses as a percentage of net sales will fluctuate, our expectation to continue development of innovative technologies and processes, our expectation to continue to invest significant resources into research and development, our expectation that selling, general and administrative expenses will continue to fluctuate, our expectation that litigation income will fluctuate, our belief that cash balances will be sufficient to meet our capital requirements, and our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new technologies and the increase of unexpected expenses. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward- looking statements which apply only as of the date of this interim report.

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CORPORATE INFORMATION

Independent Registered Public Accounting Firm	Deloitte Touche Tohmatsu 35th Floor, One Pacific Place 88 Queensway Hong Kong

Legal counsel	Morrison & Foerster LLP Hong Kong office 41st Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	Maples and Calder PO Box 309 Ugland House South Church Street, Grand Cayman, KY1-1104 Cayman Islands

Palo Alto office 755 Page Mill Road Palo Alto, California, USA 94304

Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer) Chuan Chiung “Perry” Kuo (Chief Financial Officer) James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
	Michael Austin Teik Seng Tan Keisuke Yawata	Lawrence Lai-Fu Lin Xiaolang Yan Ji Liu

Qualified Accountant	Jane Liang (CPA)

Joint Company Secretaries	Chuan Chiung “Perry” Kuo Ngai Wai Fung (FCS and FCIS)

Authorized Representatives	Chuan Chiung “Perry” Kuo Sterling Du

Hong Kong Branch Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited Shops 1712–1716, 17th Floor Hopewell Centre 183, Queen’s Road East Wanchai, Hong Kong

Depositary for American Depositary Receipts	The Bank of New York ADR Division One Wall Street, 29th Floor New York, New York, USA 10286

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road PO Box 32331 Grand Cayman KY-1209, Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA, USA 95054 Phone: (408) 987-5920 Fax: (408) 987-5929	11th Floor, 54, Sec. 4, Minsheng E. Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered office	Maples Corporate Services Limited Ugland House, P.O. Box 309 South Church Street Grand Cayman KY1-1104, Cayman Islands

Place of business in Hong Kong registered under Part XI of the Companies Ordinance	8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central Hong Kong

*	The English language text of this report shall prevail over the Chinese language text.

CHAIRMAN’S STATEMENT

To Our Shareholders

We achieved modest growth for the first six months of fiscal 2008. Our revenue increased by 7.0% over the comparable first half of 2007 despite a weakening macro environment. The U.S. financial crisis and rising energy costs have dampened consumer spending plans, which resulted in a more challenging environment for our core ICs that are used in notebook computers, LCD TVs, and LCD monitors.

In the first half of 2008 our sales to notebook OEM and ODM customers met our targets across our major inverter/LED driver, PCI Express, and DC/DC families. Within the notebook segment, low-end units dominated the mix and the delay of the Intel Centrino 2 CPU launch may have pushed out demand for high- end units. Since our dollar content in low-end notebooks is typically lower than high-end units, we will increasingly rely on new products to drive growth in this segment.

Our primary sales of core inverter products into consumer end-market applications also met our expectations for the first six months of this year. However, the industry absorbed some excess LCD TV inventory, which appears to echo consumer trends. This led some industry participants to shift some large screen capacity backward to serve the mainstream 32” LCD TV segment. When this backward shift occurred, some core 32” LCD TV capacity was shifted to LCD monitors and it now appears as if there is excess capacity in LCD monitors. As a result, we believe some capacity is being idled right now. In order to respond to this dynamic environment, we have decided to hold the line on expenses. However, we are continuing to invest in R&D so we have the right products to address this market once the inevitable recovery in consumer demand comes about.

At the heart of our company is our dedication to invention. We continue to spend over 20% of revenue on R&D and about one-half of our total R&D budget is committed to new products outside of our core inverter/ LED driver & PCI Express businesses.

Our new product lines continue to show promise. We continue to focus our attention on driving the success of our DC/DC and Battery Power Management groups. These groups are still small contributors to O2Micro, but we are hopeful that they will begin to bear fruit in the coming quarters.

We will persevere and bring the greatest possible success to our shareholders.

Thank you for your continued support of O2 Micro.

/s/ Sterling Du
Sterling Du Chairman of the Board and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) is pleased to announce the unaudited consolidated results of O2Micro International Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the six 2 months ended June 30, 2008.

Six months ended June 30, 2007 and 2008

Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the six months ended June 30, 2008 were US$78.3 million, an increase of US$5.1 million or 7.0% from US$73.2 million for the six months ended June 30, 2007. The increase in sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics market continued to increase from 2007 to 2008. This increase resulted primarily from the increase in shipments of mixed-signal and analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end- customers use our products in their notebooks, portable power tools, desktop monitors and LCD televisions. Net sales from analog integrated circuit products for the six months ended June 30, 2008 were US$57.6 million, an increase of US$2.2 million or 4.0% from US$55.4 million for the six months ended June 30, 2007. For the six months ended June 30, 2008, net sales from our digital integrated circuit products were US$6.1 million, a decrease of US$5.5 million or 47.4% from US$11.6 million for the six months ended June 30, 2007, which resulted primarily from decreased shipments of Standard CardBus and power switch products to our notebook computer customers. For the six months ended June 30, 2008, net sales from our mixed-signal integrated circuit products were US$12.9 million, an increase of US$6.9 million or 117.0% from US$5.9 million for the six months ended June 30, 2007, which primarily resulted from increased unit shipments of our DC/DC controller products and battery power management products. For the six months ended June 30, 2008, net sales from our systems security solutions were US$1.2 million, an increase of US$898,000 or 346.6% from US$259,000 for the six months ended June 30, 2007. For the six months ended June 30, 2008, net sales from our licensed intellectual property were US$635,000, an increase of 1,488.3% from US$40,000 for the six months ended June 30, 2007.

Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the six months ended June 30, 2008 was US$45.7 million, an increase of US$4.9 million or 12.0% from US$40.8 million for the six months ended June 30, 2007. This increase was due to increased sales and our success of set up China supply chain, as well as efficient designs and new products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the six months ended June 30, 2008 were US$19.2 million, an increase of US$3.0 million or 18.8% from US$16.2 million for the six months ended June 30, 2007. This increase primarily reflected the increased hiring of design engineers and increased new product development activities. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, patent related litigation expenses paid to outside legal counsel and consultants engaged by outside counsel, promotional expenses, professional fees, sales commissions to agents, and travel expenses. Selling, general and administrative expenses for the six months ended June 30, 2008 were US$21.8 million, a decrease of US$1.0 million or 4.6% from US$22.8 million for the six months ended June 30, 2007. This decrease was primarily due to decreased patent related litigation expenses paid to outside legal counsel and consultants. We expect that selling, general and administrative expenses will continue to fluctuate in absolute dollar terms in the foreseeable future for the same reasons.

Litigation Income. Litigation income consists of primarily of damages awards, award of costs and related interest. Litigation income for the six months ended June 30, 2008 was US$2.0 million, a decrease of US$1.4 million or 40.5% from US$3.4 million for the six months ended June 30, 2007. This decrease was due to less payment received from the Rohm case in the six months ended June 30, 2008 as compared to the payment received from the MPS case in the six months ended June 30, 2007. We expect that litigation income will fluctuate for the foreseeable future.

Non-Operating Income-Net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments and foreign exchange transaction gains and losses. Non-operating income-net was US$743,000 for the six months ended June 30, 2008, a decrease of US$744,000 from US$1.5 million for the six months ended June 30, 2007, primarily reflecting the decreased interest earned on our cash and cash equivalents and short-term investments.

Income Tax Expenses. Income tax expenses were approximately US$836,000 for the six months ended June 30, 2008, compared to US$817,000 for the six months ended June 30, 2007. This slight increase was primarily due to increased tax expense as a result of increased profitability.

Net income. As a result of the above factors, our net income was US$6.6 million for the six months ended June 30, 2008, an increase in profitability of US$781,000 million from a net income of US$5.8 million for the six months ended June 30, 2007. This increase was primarily attributed to increase in sales and higher margin products.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. As of June 30, 2008, cash and cash equivalents and short-term investments were US$82.6 million.

Operating activities

Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$6.4 million and US$7.4 million for the six months ended June 30, 2007 and 2008, respectively.

Net cash provided by operating activities for the six months ended June 30, 2008 was primarily due to net income, depreciation and amortization, decrease in inventories, stock-based compensation and increase in accrued expenses and other current liabilities offset by increase in accounts receivable and decrease of notes and accounts payable. Net cash provided by operating activities for the six months ended June 30, 2007 was primarily due to net income, increase in notes and accounts payable, depreciation and amortization, increase in accrued expenses and other current liabilities, stock based compensation offset by increase in accounts receivables and increase in inventories.

Investing activities

For the six months ended June 30, 2008, we had a net cash outflow from investing activities of US$19.5 million, an increase of US$19.4 million, as compared to the net cash outflow of US$81,000 for the six months ended June 30, 2007. Net cash outflow from investing activities for the six months ended June 30, 2008 was primarily due to net increase of short-term investments, decrease in other assets and acquisition of property and equipment offset by decrease in restricted assets and cash. Net cash outflow for the six months ended June 30, 2007 was primarily due to acquisition of property and equipment offset by net sales of short-term investments and a decrease in restricted cash and assets.

Financing activities

The net cash outflow from our financing activities for the six months ended June 30, 2008 was US$6.5 million as compared to the net cash outflow of US$2.5 million for the six months ended June 30, 2007. The net cash outflow from financing activities for the six months ended June 30, 2008 was primarily due to buy-back of treasury stock. The net cash outflow from financing activities for the six months ended June 30, 2007 was primarily due to buy-back of treasury stock.

Working capital

The Board believes our cash balances are sufficient to meet our capital requirements for at least the next 12 months from the date of publication of this interim report. Our future capital requirements will depend on factors such as the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Contingent liabilities and charges on assets

As of June 30, 2008, we did not have any material contingent liabilities. There is also no charge against any of the Group’s assets as of June 30, 2008.

INTERIM DIVIDEND

We have been advised that “profits” as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. No dividend was declared for the six months ended June 30, 2008.

MATERIAL ACQUISITIONS AND DISPOSALS

There have not been any material acquisitions or disposals during the period under review.

CAPITAL EXPENDITURES

Capital expenditures are used to purchase property, plant and equipment such as land, buildings, office furniture and integrated circuit testing equipment. For the six months ended June 30, 2007 and 2008, our total capital expenditures amounted to US$3.7 million and US$1.2 million, respectively.

CONTRACTUAL OBLIGATIONS

The table below describes our contractual obligations as of June 30, 2008:

	Total	2008	2009	2010	2011	Thereafter
	(in thousands of U.S. dollars)
Operating Lease Commitments	$3,087	$972	$1,173	$876	$66	$—
Investment Commitments	5,700	5,700	—	—	—	—
Licenses, Maintenance and Support	1,042	617	317	84	24	—
Pension	559	—	—	—	—	559

Total	$10,388	$7,289	$1,490	$960	$90	$559

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Interest rate risk

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at June 30, 2008, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short- term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments with maturity dates greater than three months as of June 30, 2008.

	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in thousands of U.S. dollars)
Time Deposits Fixed rate	$21,894	$1,562	$—	$—	$—	$23,456	$23,456
Government Bond’s Fixed rate	$—	$1,138	$—	$—	$—	$1,138	$1,131

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies which are sensitive to foreign currency exchange rate fluctuations. As of June 30, 2008, we held approximately US$24.7 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

We have not engaged in hedging activities to mitigate our foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We monitor currency exchange fluctuations periodically. For the six months ended June 30, 2007 and 2008, we experienced a foreign exchange loss of approximately US$148,000, and US$429,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuit products, has a significant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

UNAUDITED INTERIM FINANCIAL STATEMENTS

O2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Six Months Ended June 30
	2007 (Unaudited)	2008 (Unaudited)
NET SALES	$73,228	$78,346
COST OF SALES	32,440	32,657

GROSS PROFIT	40,788	45,689

OPERATING EXPENSES (INCOME)
Research and development (Note: a)	16,173	19,213
Selling, general and administrative (Note: a)	22,808	21,761
Litigation income	(3,364)	(2,000)

Total operating expenses	35,617	38,974

INCOME FROM OPERATIONS	5,171	6,715

NON-OPERATING INCOME (EXPENSES)
Interest income	1,628	1,163
Foreign exchange loss, net	(148)	(429)
Other, net	7	9

Total non-operating income	1,487	743

INCOME BEFORE INCOME TAX	6,658	7,458
INCOME TAX EXPENSE	817	836

NET INCOME	5,841	6,622

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	324	2,617
Unrealized gain (loss) on available-for-sale securities	3,797	(3,092)

Total other comprehensive income (loss)	4,121	(475)

COMPREHENSIVE INCOME	$9,962	$6,147

EARNINGS PER SHARE:
Basic	$0.0031	$0.0035

Diluted	$0.0030	$0.0035

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,905,620	1,886,775

Diluted (in thousands)	1,917,668	1,896,828

Note:
(a) INCLUDING STOCK-BASED COMPENSATION CHARGES AS FOLLOWS
Research and development	$530	$546
Selling, general and administrative	704	848

	$1,234	$1,394

The accompanying notes are an integral part of the consolidated interim financial statements.

O2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand U.S. Dollars, Except Per Share Amounts)

	December 31, 2007	June 30, 2008
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$52,597	$34,859
Restricted cash	6,830	1,165
Short-term investments	28,650	47,744
Accounts receivable, net	24,600	26,821
Inventories	22,127	20,670
Prepaid expenses and other current assets	7,476	8,104
Assets held for sale	—	7,439

Total current assets	142,280	146,802

LONG-TERM INVESTMENTS	26,715	22,317

PROPERTY AND EQUIPMENT, NET	43,148	35,743

RESTRICTED ASSETS	12,393	10,853

OTHER ASSETS	3,876	12,301

TOTAL	$228,412	$228,016

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$10,841	$8,511
Income tax payable	1,065	958
Accrued expenses and other current liabilities	11,597	11,763
Liabilities associated with assets held for sale	—	729

Total current liabilities	23,503	21,961

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	520	559
FIN 48 tax liabilities	210	225
Other liabilities	—	24

Total long-term liabilities	730	808

Total liabilities	24,233	22,769

COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share Authorized — 250,000,000 shares	—	—
Ordinary shares at $0.00002 par value per share Authorized — 4,750,000,000 shares Issued — 1,911,868,150 and 1,887,935,450 shares as of December 31, 2007, and June 30, 2008, respectively	38	38
Additional paid-in capital	144,944	144,533
Retained earnings	56,847	60,011
Accumulated other comprehensive income	3,646	3,171
Treasury stock — 5,000,000 and 14,607,650 shares as of December 31, 2007, and June 30, 2008, respectively	(1,296)	(2,506)

Total shareholders’ equity	204,179	205,247

TOTAL	$228,412	$228,016

The accompanying notes are an integral part of the consolidated interim financial statements.

O2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand U.S. Dollars, Except Per Share Amounts)

					Accumulated Other Comprehensive Income (Loss)
	Ordinary Shares		Additional Paid-in Capital	Retained Earnings	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment	Unrealized Pension Loss	Total	Treasury Stock	Total Shareholders’Equity
	Shares	Amount
BALANCE, JANUARY 1, 2007	1,906,969,950	$38	$140,224	$33,877	($1,129)	$501	$—	($628)	$—	$173,511
Issuance of:
Shares issued for exercise of stock options	659,250	—	86	—	—	—	—	—	—	86
Shares vested under RSUs	1,922,100	—	—	—	—	—	—	—	—	—
Shares issued for 1999 Purchase Plan	3,081,650	—	405	—	—	—	—	—	—	405
Acquisition of treasury stock – 15,649,000 shares	—	—	—	—	—	—	—	—	(3,034)	(3,034)
Retirement of treasury stock	(15,649,000)	—	(1,120)	(1,914)	—	—	—	—	3,034	—
Stock-based compensation	—	—	1,234	—	—	—	—	—	—	1,234
Net Income for the six months ended June 30, 2007	—	—	—	5,841	—	—	—	—	—	5,841
Foreign currency translation adjustments	—	—	—	—	—	324	—	324	—	324
Unrealized gain on available-for-sale securities	—	—	—	—	3,797	—	—	3,797	—	3,797

BALANCE, JUNE 30, 2007 (UNAUDITED)	1,896,983,950	$38	$140,829	$37,804	$2,668	$825	$—	$3,493	$—	$182,164

BALANCE, JANUARY 1, 2008	1,911,868,150	$38	$144,944	$56,847	$1,573	$2,168	($95)	$3,646	($1,296)	$204,179
Issuance of:
Shares issued for exercise of stock options	570,850	—	57	—	—	—	—	—	—	57
Shares vested under RSUs	3,914,700	—	—	—	—	—	—	—	—	—
Shares issued for 1999 Purchase Plan	3,169,300	—	441	—	—	—	—	—	—	441
Acquisition of treasury stock – 41,195,200 shares	—	—	—	—	—	—		—	(6,971)	(6,971)
Retirement of treasury stock	(31,587,550)	—	(2,303)	(3,458)	—	—	—	—	5,761	—
Stock-based compensation	—	—	1,394	—	—	—	—	—	—	1,394
Net income for the six months ended June 30, 2008	—	—	—	6,622	—	—	—	—	—	6,622
Foreign currency translation adjustments	—	—	—	—	—	2,617	—	2,617	—	2,617
Unrealized loss on available-for-sale securities	—	—	—	—	(3,092)	—	—	(3,092)	—	(3,092)

BALANCE, JUNE 30, 2008 (UNAUDITED)	1,887,935,450	$38	$144,533	$60,011	($1,519)	$4,785	($95)	$3,171	($2,506)	$205,247

The accompanying notes are an integral part of the consolidated interim financial statements.

O2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In Thousand U.S. Dollars)

	Six Months Ended June 30
	2007 (Unaudited)	2008 (Unaudited)
OPERATING ACTIVITIES
Net income	$5,841	$6,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,292	3,653
Amortization of stock options granted for services	64	24
Stock-based compensation	1,234	1,394
Deferred income tax assets and liabilities	(12)	(439)
Loss on disposal of property and equipment	10	36
Changes in operating assets and liabilities:
Accounts receivable, net	(6,126)	(2,638)
Inventories	(3,123)	1,438
Prepaid expenses and other current assets	31	(778)
Assets held for sale	—	(519)
Notes and accounts payable	3,498	(2,325)
Income tax payable	(252)	(161)
Accrued expenses and other current liabilities	1,982	1,026
FIN 48 tax liabilities	—	15
Accrued pension liabilities	(16)	3

Net cash provided by operating activities	6,423	7,351

INVESTING ACTIVITIES
Receivables from employees	1	—
Acquisition of:
Property and equipment	(3,700)	(1,155)
Short-term investments	(7,163)	(58,833)
(Increase) decrease in:
Restricted assets	421	2,257
Restricted cash	710	5,754
Other assets	(271)	(7,367)
Increase in other liabilities	—	24
Proceeds from:
Sale of short-term investments	9,921	39,836
Sale of property and equipment	—	17

Net cash used in investing activities	(81)	(19,467)

FINANCING ACTIVITIES
Acquisition of treasury stock	(3,034)	(6,971)
Proceeds from:
Exercise of stock options	86	57
Issuance of ordinary shares under 1999 Purchase Plan	405	441

Net cash used in financing activities	(2,543)	(6,473)

(Continued)

	Six Months Ended June 30
	2007 (Unaudited)	2008 (Unaudited)
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$174	$851

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,973	(17,738)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	45,438	52,597

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$49,411	$34,859

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$—	$—
Cash paid for tax	$1,081	$1,419

The accompanying notes are an integral part of the consolidated interim financial statements.         (Concluded)

O2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements for the six months ended June 30, 2007 and 2008 have been prepared by the Company, pursuant to Accounting Principles Board Opinion (“APB”) No. 28, “Interim Financial Reporting,” issued by the Accounting Principles Board under generally accepted accounting principles in the United States of America (“U.S. GAAP”). In management’s opinion, the consolidated interim financial statements include all adjustments, consisting of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated interim financial statements be read in conjunction with the consolidated financial statements and the notes thereto, as set forth in the Company’s Annual Report for the year ended December 31, 2007 as filed with both the Stock Exchange of Hong Kong Limited (the “SEHK”) and the U.S. Securities and Exchange Commission (the “SEC”).

Critical Accounting Policies and Estimates

The unaudited consolidated interim financial statements have been prepared on a consistent basis with the annual report and in accordance with U.S. GAAP that require management to make estimates and assumptions that may materially affect the reported amounts of assets and liabilities at the date of the unaudited consolidated interim financial statements and revenues and expenses during the periods reported. Actual results could differ materially from those estimates. Information with respect to the critical accounting policies which could have the most significant effect on the reported results and require subjective or complex judgments is contained in the notes to the consolidated financial statements in the Annual Report for the year ended December 31, 2007 as filed with the SEHK and the SEC.

2.	STOCK-BASED COMPENSATION

The Company has several equity-based plans, which are more fully described in the notes to the consolidated financial statements in the Annual Report for the year ended December 31, 2007.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payments,” using the modified prospective application method. Under this transition method, compensation cost recognized for the six months ended June 30, 2007 and 2008, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant- date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)).

Stock Option Plans

A summary of the Company’s stock option activity under the plans for the six months ended June 30, 2008 is presented as follows:

	Number of Outstanding Option Shares	Weighted Average Exercise Price
Outstanding Options as of December 31, 2007	307,508,250	$0.2313
Granted	13,374,900	$0.1635
Exercised	(570,850)	$0.1609
Forfeited or expired	(4,684,650)	$0.2475

Outstanding Options as of June 30, 2008	315,627,650	$0.2342

Share Incentive Plan

A summary of the status of the Company’s Restricted Share Units (“RSUs”) for the six months ended June 30, 2008 is presented as follows:

	Number of Outstanding Awards	Weighted Average Price
Nonvested as of December 31, 2007	14,327,550	$0.1920
Granted	14,903,250	$0.1759
Vested	(3,914,700)	$0.1894
Forfeited and expired	(586,650)	$0.2054

Nonvested as of June 30, 2008	24,729,450	$0.1824

3.	ACQUISITIONS AND DISPOSALS

Asset acquisitions

In March 2008, the Company entered into an agreement with 360 Degree Web Ltd (360 Degree Web) to acquire certain software products, sales and licensing contracts, registered trademarks, issued patents, patent applications and proprietary technology in exchange for $6.5 million and all of the shares of 360 Degree Web held by the Company with a cost basis of $1,305,000. Twenty percent of the total cash consideration will be held in an escrow account in accordance with the terms of the escrow agreement. As a result of the asset acquisition, the Company obtained certain core technologies that are essential to the future growth of the Company’s security appliance products.

The Company determined that such assets acquisition meet the business criteria of EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” and accounted for the transaction based on SFAS No. 141, “Business Combinations.”

The total purchase price for the asset acquisition was allocated as follows,

(In Thousands)
Intangible assets	$5,032
Goodwill	2,773
Total consideration	$7,805

The above purchase price allocation is based on an analysis of the fair value of the assets acquired. The intangible assets acquired consist of customer relationships of $261,000, tradename of $56,000 and various current technology of $4,715,000. The fair values assigned to these intangible assets were based on an independent appraisal. The customer relationships and tradename are all being amortized over 3 years. The current technology is being amortized from 8 to 10 years. The implied goodwill of $2,773,000 (including the value of workforce of $254,000) generated from this transaction will not be amortized and is subject to an annual impairment analysis.

Disposal of subsidiaries

In July 2007, the Company signed a Memorandum of Understanding (“MOU”) with Sigurd Microelectronics (Cayman) Co., Ltd (“Sigurd Cayman”), a subsidiary of Sigurd Microelectronics Corporation (“Sigurd”). Sigurd is a leading provider of semiconductor assembly and test services in Taiwan. Under this MOU, the Company intended to divest its investment in OceanOne Semiconductor Limited (OceanOne) by selling 100% ownership of OceanOne to Sigurd.

On June 20, 2008, the Company entered into a share transfer agreement with Sigurd Cayman to dispose of OceanOne for $6.7 million. The share transfer was subsequently completed on July 2, 2008. As of June 30, 2008, the Company accounted for OceanOne as a disposal group long-lived assets that will be disposed of by sale together with other assets and liabilities in a single transaction, which collectively meet the held for sale criteria of SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets”. The Company presented the assets and liabilities of OceanOne separately in the balance sheet line items “assets held for sale” and “liabilities associated with assets held for sale”, respectively. Due to the Company’s expected significant continuing cash flows associated with OceanOne, the results of operations of OceanOne are included in continuing operations for all periods presented.

The assets and liabilities of OceanOne as of June 30, 2008 are as follows,

(In Thousands)
Cash and cash equivalents	$519
Short-term investments	219
Accounts receivable	417
Inventories	19
Prepaid expenses and other current assets	222
Property and equipment	5,717
Other assets	326

Total assets held for sale	$7,439

Notes and accounts payable	$5
Accrued expenses and other current liabilities	724

Total liabilities associated with assets held for sale	$729

Acquisition of long-term investments

In July 2008, the Company also invested in preferred shares of Sigurd Cayman for $5.7 million to become a strategic partner of Sigurd. Upon completion of the transaction, the Company obtained a 19.5% ownership in Sigurd Cayman. The Company accounts for the investment under the cost method of accounting as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2008, Financial Accounting Standards Board (the “FASB”) issued SFAS No. 162 (“SFAS No. 162”), The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 162 will have on its consolidated financial statements.

5.	FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157 on January 1, 2008. SFAS No. 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 –	Observable inputs such as quoted prices in active markets;

Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions

Assets and liabilities measured at fair value on a recurring and non-recurring basis at June 30, 2008 are as follows:

			(In Thousands)
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis
Cash and cash equivalents
Money market funds	$210	$—	$—	$210
Short-term investments
Government bonds	—	133	—	133
Long-term investments
Available-for-sale securities	3,191	—	—	3,191

Total	$3,401	$133	$—	$3,534

	Level 1	Level 2	Level 3	Total
Items measured at fair value on a non-recurring basis
Other assets
Intangible assets	$—	$—	$5,032	$5,032
Goodwill	—	—	2,773	2,773

Total	$—	$—	$7,805	$7,805

The Company’s Level 3 assets are comprised of intangible assets and goodwill whose fair values are estimated based on methodologies utilizing significant inputs that are generally less readily observable. The fair value measurement was performed by external valuation specialist. Given the nature of the subject intangible assets, primary reliance was placed on the income approach and cost approach in specialist’s analysis. The information used in the valuation was obtained through discussions and a review of purchase agreement, financial statement information, product descriptions and other relevant documents. In addition, external research and data was considered.

6.	ACCOUNTS RECEIVABLE, NET

The following is an aging analysis of accounts receivables net of allowances for doubtful receivables at the respective balance sheet dates:

		(In Thousands)
	December 31, 2007	June 30, 2008
		(Unaudited)
0 to 30 days	$21,163	$23,761
31 to 60 days	2,936	2,753
61 to 90 days	399	152
91 to 120 days	42	74
Over 120 days	60	81

	$24,600	$26,821

7.	INVENTORIES

	(In Thousands)
	December 31, 2007	June 30, 2008
		(Unaudited)
Finished goods	$7,814	$5,499
Work-in-process	5,434	5,093
Raw materials	8,879	10,078

	$22,127	$20,670

8.	NOTES AND ACCOUNTS PAYABLE

	(In Thousands)
	December 31, 2007	June 30, 2008
		(Unaudited)
0 to 30 days	$10,224	$7,831
31 to 60 days	592	517
61 to 90 days	25	—
91 to 120 days	—	—
Over 120 days	—	163

	$10,841	$8,511

9.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located, including those of United States of America, Taiwan, China, Singapore, South Korea, Japan, and Europe.

The FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” establishes financial accounting and reporting standards for the effect of income taxes and was adopted by us on January 1, 2007. Our income taxes are accounted in accordance with SFAS No. 109, “Accounting for Income Taxes.” The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. In addition, we recognize liabilities for potential income tax contingencies based on the estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, we may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

During the six months ended June 30, 2008, there have been no material changes to the liability for uncertain tax positions.

10.	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the “as if converted” method for convertible preference shares or the treasury stock method for options and warrants.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Six Months Ended June 30
	2007 (Unaudited)	2008 (Unaudited)
Net income (in thousands)	$5,841	$6,622

Weighted average thousand shares outstanding — basic	1,905,620	1,886,775
Effect of dilutive securities:
Options and RSUs (in thousands)	12,048	10,053

Weighted average thousand shares outstanding — diluted	1,917,668	1,896,828

Earnings per share — basic	$0.0031	$0.0035

Earnings per share — diluted	$0.0030	$0.0035

Certain antidilutive outstanding options were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 244,717,700 shares at $0.1198 to $0.4836 as of June 30, 2007 and 288,944,775 shares at $0.1292 to $0.4836 as of June 30, 2008.

11.	CONTINGENCIES

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

O2 Micro International v. Taiwan Sumida Electronics, Inc., Case No. 2:03-cv-007 TJW. A jury from the United States District Court for the Eastern District of Texas rendered a verdict on November 17, 2005, that certain claims of U.S. Patent No. 6,396,722 are valid and infringed by Taiwan Sumida Electronics, Inc. (“Sumida”). Sumida has filed an appeal.

Monolithic Power Systems, Inc. et al. v. O2 Micro International Ltd., Case Nos. 04-CV-2000 and 06-CV-2929. A jury from the United States District Court for the Northern District of California rendered a verdict on May 15, 2007, that certain claims of U.S. Patent Number 6,396,722 are invalid. The Company has filed an appeal.

O2 Micro International Ltd. v. Beyond Innovation Technology Co., Nos. 2007-1302, -1303, -1304. On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict, final judgment of infringement, and permanent injunction against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited. The Federal Circuit further remanded the case to the district court.

Monolithic Power Systems, Inc. v. O2 Micro International Limited, Case No. 4:07-cv-02363-CW. Monolithic Power Systems, Inc. filed a declaratory judgment action in the Northern District of California on May 1, 2007, that certain products do not infringe U.S. Patent No. 6,804,129. The Company has moved to dismiss the action for lack of jurisdiction.

As of June 30, 2008, the Company deposited an amount of New Taiwan dollars equivalent to approximately $10.9 million with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions.

In February 2007, Monolithic Power Systems, Inc. amended its complaint in the Intermediate People’s Court in Chengdu, China alleging that two of the Company’s customers infringe Chinese Patent Number ZL03140709.9.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. As of June 30, 2008, no provision for any litigation has been provided.

12.	SEGMENT INFORMATION

The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company’s semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources and has determined the Company has one reporting segment.

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

	(In Thousands)
	Six Months Ended June 30
	2007 (Unaudited)	2008 (Unaudited)
China	$56,622	$62,132
Japan	6,230	6,822
Korea	7,169	5,853
Thailand	201	1,743
Taiwan	2,462	1,216
Others	544	580

	$73,228	$78,346

For the six months ended June 30, 2007 one customer accounted for 12.3% or more of net revenues. For the six months ended June 30, 2008, top three customers accounted for 14.2%, 12.6% and 11.2% of net revenues, respectively.

Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each period, and were as follows:

	(In Thousands)
	December 31, 2007	June 30, 2008
		(Unaudited)
Taiwan	$16,665	$15,903
China	19,807	13,665
USA	6,347	5,931
Singapore	232	146
Others	97	98

	$43,148	$35,743

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

As of June 30, 2008, the interests or short positions of our Directors and chief executive officer in any of our, or our associated corporations’, (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the “SFO”)) shares, underlying shares or debentures which were required to be recorded in the register maintained by us under Section 352 of the SFO, or notified to us and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO were as follows:

Name of Director	Name of Corporation	Nature of interest	Total number of Shares	Approximate percentage interest in the Company(9)
Sterling Du	O2 Micro International Limited	Personal Interest(1)	95,230,300	5.04%
		Interest of Child under 18	15,000,000	0.79%
Chuan Chiung “Perry” Kuo	O2 Micro International Limited	Personal Interest(2)	25,656,350	1.36%
James Elvin Keim	O2 Micro International Limited	Personal Interest(3)	23,396,600	1.24%
		Corporate Interest(3)	9,145,900	0.48%
Michael Austin	O2 Micro International Limited	Personal Interest (4)	4,525,000	0.24%
Keisuke Yawata	O2 Micro International Limited	Personal Interest(5)	3,450,000	0.18%
Lawrence Lai-Fu Lin	O2 Micro International Limited	Personal Interest(6)	3,075,000	0.16%
Xiaolang Yan	O2 Micro International Limited	Personal Interest(7)	3,075,000	0.16%
Liu Ji	O2 Micro International Limited	Personal Interest(8)	800,000	0.04%
Teik Seng Tan	O2 Micro International Limited	Personal Interest	NA	NA

Notes:

1.	Mr. Du beneficially owns 55,587,300 Shares. In addition, Mr. Du holds options to purchase an aggregate of 54,643,000 Shares, if fully exercised. As of June 30, 2008, none of these options have been exercised.

2.	Mr. Kuo beneficially owns 5,937,500 Shares. In addition, Mr. Kuo holds options to purchase an aggregate of 19,718,850 Shares, if fully exercised. As of June 30, 2008, none of these options have been exercised.

3.	Mr. Keim and his spouse jointly and beneficially own 94,400 Shares. In addition, Mr. Keim holds options to purchase an aggregate of 23,302,200 Shares, if fully exercised. As of June 30, 2008, none of these options have been exercised. In addition, Mr. Keim has a controlling interest in two private companies which hold an aggregate of 9,145,900 Shares.

4.	Mr. Austin owns 75,000 shares. In addition, Mr. Austin holds options to purchase an aggregate of 4,450,000 Shares, if fully exercised. As of June 30, 2008, none of these options have been exercised.

5.	Mr. Yawata beneficially owns 728,500 Shares. In addition, Mr. Yawata holds options to purchase an aggregate of 2,721,500 Shares, if fully exercised. As of June 30, 2008, none of these options have been exercised.

6.	Mr. Lin owns 75,000 shares. In addition, Mr. Lin holds options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As of June 30, 2008, none of these options have been exercised.

7.	Mr. Yan owns 75,000 shares. In addition, Mr. Yan holds options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As of June 30, 2008, none of these options have been exercised.

8.	Mr. Liu holds options to purchase an aggregate of 800,000 Shares, if fully exercised. As of June 30, 2008, none of these options have been exercised.

9.	The above percentage figures are calculated based on our issued and outstanding share capital as of June 30, 2008 without taking into account any Shares which may be issued under our share option and equity incentive plans.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARES AND UNDERLYING SHARES

As of June 30, 2008, based on the most recent filings with the U.S. Securities and Exchange Commission, the interests or short positions of persons, other than our Directors and chief executive officer, in our shares and underlying shares as required to notify us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or who held a direct or indirect interest of 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of any other member of the Group were as follows:

Name of Substantial Shareholder	Nature of interest	Total number of Shares	Approximate percentage Interest in our Company
Wasatch Advisors, Inc	Beneficial owner	317,254,350.00	16.80%
Trivium Capital Management LLC	Beneficial owner	238,740,800.00	12.65%
RS Investment Management Co	Beneficial owner	98,716,850.00	5.23%
Artisan Partners LP	Beneficial owner	94,535,000.00	5.01%

RE-PURCHASE OF LISTED SECURITIES

During the period under review, we repurchased an aggregate of 41,195,200, shares on the following dates and at the following purchase prices:

Date of Purchase	Total Number of Shares	Purchase Price per Share
February 5, 2008	1,000,000	0.1689
February 6, 2008	1,500,000	0.1674
February 7, 2008	1,000,000	0.1680
February 11, 2008	507,500	0.1696
February 12, 2008	1,500,000	0.1684
February 13, 2008	750,000	0.1693
February 14, 2008	1,250,000	0.1722
February 15, 2008	1,000,000	0.1706
February 19, 2008	329,950	0.1773
February 20, 2008	1,250,000	0.1756
February 21, 2008	1,250,000	0.1787
February 22, 2008	750,000	0.1743
February 25, 2008	1,500,000	0.1729
February 26, 2008	1,250,000	0.1745
February 27, 2008	1,200,000	0.1738
February 29, 2008	1,000,000	0.1648
March 3, 2008	1,800,000	0.1629
March 4, 2008	1,000,000	0.1595
March 6, 2008	650,000	0.1631
March 7, 2008	1,000,000	0.1622
March 11, 2008	225,000	0.1606
March 12, 2008	875,100	0.1623
March 13, 2008	2,000,000	0.1602
March 14, 2008	2,000,000	0.1614
May 7, 2008	450,000	0.1801
May 8, 2008	581,150	0.1782
May 9, 2008	855,000	0.1757
May 15, 2008	507,500	0.1815
May 16, 2008	712,000	0.1870
May 20, 2008	1,625,000	0.1802
May 21, 2008	500,000	0.1791
May 23, 2008	750,000	0.1768
May 28, 2008	179,700	0.1804
May 29, 2008	830,000	0.1821
May 30, 2008	1,000,000	0.1805
June 2, 2008	1,250,000	0.1735
June 6, 2008	17,300	0.1704
June 9, 2008	1,000,000	0.1678
June 10, 2008	1,250,000	0.1624
June 11, 2008	750,000	0.1552
June 12, 2008	1,250,000	0.1507
June 13, 2008	1,100,000	0.1556

Total Number of Shares Repurchased in 2008	41,195,200

EMPLOYEES AND REMUNERATION POLICIES

As of June 30, 2008, the Group had a total of 1,063 employees. We have established a compensation committee which takes factors such as the market median relative to a group of peer companies, our performance and the work carried out by each executive officer into consideration when deciding on the compensation of our executive officers.

EMPLOYEE SCHEMES

Pension schemes

We have a savings plan that qualifies under Section 401(k) of the United States Internal Revenue Code of 1986 (the “US Internal Revenue Code”) and is a defined contribution plan. Each year, participating employees may contribute to the savings plan up to the US Internal Revenue Service annual statutory limit amount of pretax salary.

There is no matching by our Company of employee contributions to the savings plan and our Company has not made any contributions to the savings plan since its inception. There is no pension cost charged to our Company’s income statement with respect to the savings plan for the period under review. An employee who terminates employment with our Company (1) is entitled to a complete return of all amounts contributed by such employee to the savings plan or (2) may “roll-over” such contributions to another qualified plan. There is no vesting or other requirements which an employee must fulfill in order to be entitled to return or “roll-over” of amounts contributed to the savings plan upon termination of employment.

We also participate in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. In October 2006, we adopted a defined benefit pension plan and established an employee pension fund committee for certain Taiwan employees who were subject to the Taiwan Standards Labor Law (“Labor Law”) to comply with local practices. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires us to contribute between 2% to 15% of employee salaries to a government specified plan, which we currently make monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

Equity Based Plans

1999 Employee Stock Purchase

The 1999 Employee Stock Purchase Plan (the “ESPP”) was adopted by our Board and Shareholders in October 1999 and amended in October 2005 and June 2008.

As of June 30, 2008, an aggregate of 27,622,350 Shares were available for issuance under the ESPP, representing approximately 1.46% of our issued share capital. Unless terminated sooner, the ESPP will terminate 10 years after its initial adoption.

2005 Share Option Plan

We adopted the 2005 Share Option Plan (the “SOP”) on March 2, 2006. The Board or any committee composed of members of the Board appointed by the Board to administer the SOP (the “Administrator”) may, at its discretion, select the employees, Directors and consultants to whom the options under the SOP (the “Options”) may be granted.

As of June 30, 2008, an aggregate of 42,380,550 shares were available for issuance under the SOP, representing approximately 2.24% of our issued share capital. The SOP shall continue for a term of ten years from the date of our listing on the Stock Exchange unless terminated earlier.

2005 Share Incentive Plan

We adopted the 2005 Share Incentive Plan (the “SIP”) on March 2, 2006. The Board or any committee composed of members of the Board appointed by the Board to administer the SIP (the “Administrator”) may, at its discretion, select the employees, Directors and consultants to whom the awards under the SIP (the “Awards”) may be granted (the “Grantee”).

As of June 30, 2008, an aggregate of 44,433,750 shares were available for issuance under the SIP, representing approximately 2.35% of our issued share capital. The SIP shall continue for a term of 10 years from the date of our listing on the SEHK unless terminated earlier.

Existing Equity Incentive Plans

The existing equity incentive plans in existence prior to our listing on the Stock Exchange were terminated as of our listing on the Stock Exchange. All awards granted under those plans prior to such date remain in effect in accordance with their terms under the applicable plan, but no new awards will be granted from and after such listing date under such plans.

CORPORATE GOVERNANCE REPORT

We are committed to a high standard of business ethics and conduct. It is our policy to conduct our affairs in accordance with applicable laws, rules and regulations of the jurisdictions in which we do business. To this end, we have established a Code of Business Conduct and Ethics which provides employees, officers and non-employee directors with guidelines covering a wide range of business practices and procedures. A copy of our Code of Business Conduct and Ethics can be found on our website at www.o2micro.com.

During the period under review, the Company has complied with the provisions of the Code of Corporate Governance Practices (the “Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (the “Listing Rules”), except that Mr. Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. The Board is of the view that Board decisions are collective decisions of all the Directors made by way of voting and not decisions of the Chairman of the Board alone. There is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management.

As such, the management power of our Company is not concentrated in any one individual. In addition, as six of the nine members of the Board are non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuer set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the directors of the Company (the “Model Code”). Having made specific enquiry of all the directors of the Company, the Company confirms that all the directors of the Company have complied with the required standard set out in the Model Code for the period under review.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and internal controls and financial reporting matters including the review of the unaudited interim financials for the period of six months ended June 30, 2008.

CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND THE AUDIT COMMITTEE MEMBER

Mr. Geok Ling Goh retired by rotation as an independent non-executive director of the Company and a member of the audit committee of the Company on June 6, 2008. Mr. Teik Seng Tan was appointed as an independent non-executive director and member of the audit committee of the Company with effect from June 6, 2008. As at June 30, 2008, Mr. Tan did not hold any shares or underlying shares of the Company within the meaning of Part XV of the SFO. Mr. Tan will hold office until the annual general meeting to be held in 2011 and until his successor is elected, unless he resigns earlier. There is no service agreement between Mr. Tan and the Company and Mr. Tan will receive a pro-rated director’s fee of US$18,083 for the year ending December 31, 2008 and as well as any applicable meeting and committee fees. The emoluments are determined by reference to the remuneration benchmark in the industry and prevailing market conditions.

By Order of the Board

/s/ Sterling Du
Sterling Du Chairman and Chief Executive Officer

August 15, 2008

As of the date of this Report, the Board comprises nine directors, of which Sterling Du, Chuan Chiung “Perry” Kuo and James Elvin Keim are executive directors and Michael Austin, Teik Seng Tan, Keisuke Yawata, Lawrence Lai-Fu Lin, Xiaolang Yan and Ji Liu are independent non-executive directors.